UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.

(Exact name of registrant as specified in its charter)

America Mobile

(Translation of registrant’s name into English)

Lago Zurich 245,

Plaza Carso, Edificio Telcel,

Colonia Ampliación Granada

11529, Mexico City

Mexico

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

AMÉRICA MÓVIL, S.A.B. DE C.V.

NOTICE TO SHAREHOLDERS

América Móvil, S.A.B. de C.V. (“AMX” or the “Company”) hereby informs the Company’s shareholders that the conversion of the securities representing the Company’s capital stock will be completed, based on the amendments to the bylaws of the Company approved during the Extraordinary General Shareholders’ Meeting held on December 20, 2022. Trading in the Company’s new series “B” shares is expected to start on March 16, 2023 on the Bolsa Mexicana de Valores (BMV: AMX), at which point the Company’s American Depositary Shares trading on the New York Stock Exchange (NYSE: AMX; CUSIP: 02390A 101) will each represent twenty (20) series “B” shares.

By virtue of the foregoing, the shareholders of the Company are hereby informed that the conversion of the shares of series “A”, “AA” and “L” for new shares of a new single series “B”, will be carried out in accordance with the following:

1.

Conversion: AMX will convert one (1) share representative of AMX’s subscribed and paid-in capital stock corresponding to series “A”, “AA” or “L”, for one (1) share representative of AMX’s subscribed and paid-in capital stock corresponding to series “B” with attached coupon No. 58;

2.

Shares Deposited with Indeval: in the case of AMX shares deposited with S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V. (“INDEVAL”), the conversion will be carried out as of March 16, 2023, in accordance with the applicable legal provisions; and

3.

Certificated Securities: in the case of AMX shares represented by physical certificated securities that are not deposited with INDEVAL, the conversion and delivery of the new series “B” shares will take place beginning on April 3, 2023, at the offices of Banco Inbursa, S.A., Institución de Banca Múltiple, Grupo Financiero Inbursa, located at Paseo de las Palmas 736, Colonia Lomas de Chapultepec, Alcaldía Miguel Hidalgo, 11500, Mexico City, Mexico (during business hours and banking days). The conversion will be made upon surrender and delivery by the owner of the currently outstanding physical certificated series “A”, “AA” or “L” securities, as applicable, which must have coupon No. 57 attached to the security.

Mexico City – March 6, 2023.

/s/ Alejandro Cantú Jiménez

Alejandro Cantú Jiménez

Secretary of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Registrant)

By:	/s/ Alejandro Cantú Jiménez
Alejandro Cantú Jiménez
Attorney-in-Fact

Date: March 6, 2023